Exhibit 5.01

PNA Draft – August 9, 2004

São Paulo, [•], 2004

Dear Sirs,

1. — We have acted as special Brazilian counsel to Braskem S.A. (the “Company”), a corporation organized under the laws of Brazil, in connection with the Registration Statement under the Securities Act of 1933, as amended, on Form F-1 (the “Registration Statement”) filed by the Company with the U.S. Securities and Exchange Commission on April 6, 2004, as amended, relating to the offer and sale of class A preferred shares of the Company (“Preferred Shares”) in the form of American Depositary Shares (“ADSs”), each representing 1.000 class A preferred shares of the Company.

2. — We have examined copies of the by-laws (Estatuto Social) of the Company and such other documents, stock transfer books and registers, corporate records and certificates of officers of the Company as we have deemed necessary for the purposes of this opinion. We are of the opinion that: (i) the Company is a sociedade anônima, duly incorporated and validly existing under the laws of Brazil; and (ii) the Preferred Shares, including those in the form of ADSs, are duly and validly authorized and, when legally issued and paid for, will be non-assessable.

3. — We also confirm that we have reviewed the information in the prospectus included in the Registration Statement under the caption “Taxation — Brazilian Tax Considerations” and that the statements of law included therein, insofar as they relate to the Brazilian tax consequences currently applicable to non-Brazilian holders and subject to the assumptions, qualifications and limitations contained therein, are the opinions of Pinheiro Neto Advogados. In rendering this opinion, we expressly incorporate the statements set forth under the caption “Taxation — Brazilian Tax Considerations” in the prospectus included in the Registration

To the Board of Directors of
Braskem S.A.
Av. das Nações Unidas, nº 4777
05477-000 São Paulo, SP.
Brazil